Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re:	CPG Carlyle Commitments Fund, LLC (File No. 811-22763)

Dear Mr. Bartz:

On behalf of CPG Carlyle Commitments Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on May 15, 2018. The Staff's comments relate to Amendment No. 8 (the "Amendment") to the Fund's Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act").

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

Comment 1. Please represent to the Staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments.  Please provide the Staff with a general explanation as to how the Fund will cover its unfunded investment commitments ("Commitments").

Response 1. The Adviser has advised us that it reasonably believes that the Fund will satisfy all of its Commitments.

The Adviser advises us that the Fund expects to satisfy the Commitments through a combination of cash holdings, liquid investments (including cash equivalents and high quality fixed income securities, money market instruments and money market mutual funds), certain yield-enhancing investments described in the Memorandum, distributions from underlying funds, proceeds from the sale of portfolio securities and borrowings. Please note the Commitment strategy is more fully described in the Fund's Confidential Memorandum (the "Memorandum") under the captions "Summary of Terms—Investment Strategies" and "Investment Program—Portfolio Allocation" and "—Portfolio Construction".

Comment 2. The Memorandum states that the Fund may make co-investments—that is, investments in an operating company that typically are (i) held through a third party investment vehicle formed by a private equity sponsor or other institutional investor, and (ii) made alongside a sponsor's (on behalf of its fund) or an institutional investor's investment in the operating company.  Please explain to us whether the Fund has filed for exemptive relief with regard to its proposed co-investments.

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Securities and Exchange Commission

June 1, 2018

Response 2. The Fund currently does not intend to participate in private placement transactions alongside affiliated persons of the Fund (e.g., the Fund's investment adviser, or registered or private funds advised by the Fund's investment adviser) that, in light of the facts and circumstances, require relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., an affiliated co-investment program).  In light of the fact that the Fund currently does not intend to participate in an affiliated co-investment program, the Fund does not presently intend to file for exemptive relief.

Comment 3. Item 18.1 of Form N-2 requires a registrant to provide certain information, in tabular form, regarding each director and officer of the registrant, including, as indicated in column 6, other directorships held by the director.  Item 18.6(b) of Form N-2 requires a registrant to indicate any directorships held during the past five years by each director of the registrant in certain companies, unless already disclosed in the table required by Item 18.1 or in response to Item 18.6(a).  Please confirm whether the table included under the caption "Management of the Fund—Information About Each Board Member's Experience, Qualifications, Attributes or Skills" complies with Item 18.6(b) of Form N-2.

Response 3. The table included under the caption "Management of the Fund—Information About Each Board Member's Experience, Qualifications, Attributes or Skills" complies with Item 18.6(b) of Form N-2.

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Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Lisa P. Goldstein of this office at 212.969.3381 (lgoldstein@proskauer.com).

Very truly yours,

/s/ Brad A. Green

Brad A. Green

cc:  Stuart H. Coleman

Lisa P. Goldstein